

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Anthony Hayes
Chief Executive Officer
SPHERIX INCORPORATED
One Rockefeller Plaza
New York, NY 10020

> **Re: SPHERIX INCORPORATED**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2019**
> **File No. 000-05576**

Dear Mr. Hayes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please revise to provide pro forma financial information related to the acquisition of substantially all of the assets of CBM or tell us why you believe such financial information is not material. For guidance, please refer to Note A to Schedule 14A, Item 14 of Schedule 14A, and Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations. In this regard, we note that you will issue $7 million of the company's securities and pay $1 million in cash consideration, which amount you indicate will be held back at the closing until certain equity financing milestones are met. Please expand your disclosure to discuss the equity financing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services